Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

VIA EDGAR AND EMAIL

July 11, 2014

Mr. Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:           Central Pacific Financial Corp.
Form 10-K for Fiscal Period Ended December 31, 2013 (File No. 001-31567)

Dear Mr. Rodriguez,

On behalf of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we respectfully set forth below our responses to your response letter, dated June 19, 2014 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal period ended December 31, 2013.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Form 10-K. For your convenience, we have included the Staff’s comments below in bold and have keyed our responses accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in our SEC filing.

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company will revise future filings to provide disclosure as noted in the responses that follow.

Form 10-K for Fiscal Year Ended December 31, 2013

Critical Accounting Policies and Use of Estimates

Allowance for Loan and Lease Losses, page 34

1. Please refer to the response to comment 1 of our May 8, 2014 letter. The comment was intended to elicit more transparency surrounding how you segment your loan portfolio and the categories therein for purposes of measuring impairment, particularly as that segmentation applies to the general allowance component of the allowance for loan and lease losses. The response appears to be consistent with what you have disclosed and; considering the significance of these estimates to your financial condition, results of operations, it appears overly abbreviated.  Please tell us and revise future filings to address the following:

•
Please provide a more detailed discussion of how you segment the categories of the portfolio for purposes of determining the general allowance component of the allowance for loan losses. Your revisions should qualitatively and quantitatively clarify how you segmented the loan categories into homogeneous groups and how you identify and measure underlying losses of each segment.

Response:

The Company acknowledges the Staff’s comments and will revise its disclosures in all future filings to be consistent with the following:

In determining the general allowance component of the Allowance for Loan and Lease Losses (“Allowance”), the Company utilizes a comprehensive approach to segment the loan portfolio into homogenous groups.  Six criteria divide the Company’s loan portfolio into 128 homogenous subsectors. First, loans are divided by general geographic region (U.S. Mainland and Hawaii).  Second, loans are subdivided according to FDIC classification (Construction, Commercial Mortgage, Commercial, Financial and Agricultural, Leases, Residential Mortgage, Consumer).  Third, loans within the Construction category are further subdivided by collateral type (Commercial and Residential).  Fourth, loans within the Residential Mortgage category are further subdivided by ownership type (Investor-owned and Owner-occupied).  Fifth, loans are subdivided by State or for some by County (All Hawaii, Hawaii Island, Kauai, Maui, Oahu, Other Hawaii, All U.S. Mainland, Los Angeles/Orange County CA, Riverside/San Bernardino CA, Sacramento/Placer/El Dorado/Yolo CA, San Diego CA, Washington/Oregon, Other U.S. Mainland). Finally, loans are further subdivided by Risk Rating (Pass, Special Mention, Substandard, and Doubtful).

For the purpose of determining general allowance loss factors, loss experience is derived from charge-offs and recoveries. The calculation of subsector loss factors involve the summation of charge-offs and recoveries that occurred within the last eight quarters (for loans secured by real estate) or four quarters (for all other loans) divided by the average loan balance over the look-back period. A rolling eight quarter period is utilized for FDIC classifications involving real estate collateral to account for prolonged loss recognition and ultimate disposition periods associated with loans secured by real estate. The four or eight quarter period is referred to as the look-back period.

A charge-off occurs when the Company makes the determination that an amount of debt is deemed to be uncollectible.  Loans are also charged off when it is probable that a loss has been incurred and it is possible to make a reasonable estimate of the loss.  Charge-offs are classified into subsectors according to the underlying loan’s primary geography, loan category, collateral type (if applicable), investment type (if applicable), state/county, and the risk rating of the loan one year prior to the charge-off.  For each subsector secured by real estate, the cumulative charge-offs are determined by summing all subsector-specific charge-offs that occurred within the last eight quarters.  For all other subsectors, the cumulative charge-offs are determined by summing all subsector-specific charge-offs that occurred within the last four quarters.

A recovery occurs when a loan that is classified as a bad debt was either partially or fully charged off and has been subsequently recovered. Recoveries from loans secured by real estate are classified according to the subsector of the earliest associated charge-off of the loan within the last eight quarters.  Recoveries from all other loans are classified according to the earliest associated charge-off of the loan within the last four quarters.  Cumulative recoveries are determined for each subsector by summing the subsector-specific recoveries.

Subsector losses are measured by subtracting each subsector’s cumulative recoveries from their respective cumulative charge-offs.  Subsector losses are then divided by the subsector loan balance averaged over the relevant time period (again, eight quarters for loans secured by real estate, four quarters for all others) to determine each subsector’s historical loss rate.  The sum of each subsector’s historical loss rate plus a region-specific economic/market qualitative adjustment and category-specific other qualitative adjustment is then multiplied by the subsector’s period-ending loan balance to determine each subsector’s general allowance provision.  The sum of the 128 subsector general allowance provisions represents the general allowance provision of the entire portfolio.

•
Please provide the loss experience used to measure the losses in each of the segments of your loan portfolio for each period presented and discuss changes between periods. Discuss, to the extent applicable, how the loss experience is weighted.

Response:

The Company acknowledges the Staff’s comments and has provided the loss experience table used to measure losses in each of the categories and a discussion of the changes below.

Net Charge-Offs for Applicable Look back Period by Major Segments

	Year Ended December 31,
	2013		2012		2011		2010
	Hawaii	Mainland	Hawaii	Mainland	Hawaii	Mainland	Hawaii	Mainland
	(Dollars in thousands)

Commercial, financial and agricultural	$2,752	$-	$3,518	$-	$4,633	$-	$13,081	$982
Real estate:
Construction	409	6,613	16,022	18,825	100,614	47,379	159,685	141,797
Mortgage:
- residential	2,694	-	5,066	-	13,747	-	16,191	-
- commercial	612	3,272	1,380	1,322	16,488	26,298	17,975	68,602
Consumer	1,463	-	1,172	-	1,771	-	2,811	-
Leases	-	-	28	-	10	-	(22)	-
Total	$7,930	$9,885	$27,185	$20,148	$137,263	$73,677	$209,720	$211,382

Over the past four years, the Company has experienced a significant reduction in cumulative net charge-offs across every loan segment.  This reduction has coincided with the resolution of legacy assets and ongoing improvement in the Company’s underwriting practices.  Additionally, the Company has steadily reduced its holdings in select mainland loan categories which incurred substantial losses during the years 2008 through 2010.

The table above presents each subsectors’ net charge-offs, however, only includes recoveries associated with loans which were charged-off in the applicable look-back period.  In other words, recoveries only include those recoveries which were preceded by a charge-off within the last four or eight quarters. To minimize confusion with Table 14 in our Form 10-K which reflects charge-offs and recoveries actually recorded in each period, the Company will not include the above table in future filings.

However, in all future filings we will expand the discussion to include a disclosure consistent with the following:

For the purpose of determining general allowance loss factors, loss experience is derived from charge-offs and recoveries.  Loan categories secured by real estate incorporate eight quarters of charge-off and recovery history.  All other loan categories incorporate four quarters of charge-off and recovery history.  Each subsectors’ cumulative recoveries only include those recoveries associated with loans which were charged-off in the applicable look-back period.  We do not apply any weighting schema to our loss experience over the look-back period.

•
Please provide quantification of the environmental or qualitative loss factors recorded in each segment of each loan category from the methodology used to develop the general component of the allowance for loan losses.

Response:

The Company’s environmental and qualitative loss factors comprise of an economic/market condition factor and a Company-specific factor. The table below quantifies the economic/market loss factors added to each major regional segment as of December 31, 2013.

12/31/2013
Region	Economic Factors
Oahu/Other HI (Average)	0.32%
Oahu	0.33
Other HI	0.31
California	(0.13)
Washington/Oregon (Average)	(0.03)
Other Mainland	0.11

The Company-specific factor is applied to certain loan categories to capture company-specific conditions for which national/regional statistics are not available. As noted in our initial response, below is a description of the Company-specific qualitative factors utilized:

•
In the second quarter of 2012, adjustment factors ranging from 0.80% to 11.60% were added to the Pass and Special Mention-rated commercial mortgage category in consideration of the refinance risk associated with loans maturing over the next two years. The maximum of the range, 11.60%, is considered anomalous in nature as it represents the refinance risk associated with one individual borrower within one subsector.  All other subsector refinance risk factors fell below 2.55%. Adjustment factors were not added to Substandard-rated loans due to the enhanced level of monitoring devoted to these credits, with impairment analysis performed as indicated.

•
In the second quarter of 2012, an adjustment factor of 0.25% was added in recognition of the delegation of increased credit authority to line division management and changes in the underwriting and approval process for small business lending. This change involved moving from a judgmental underwriting process for all loans to a score-based approval process below a certain loan size threshold, and a streamlined judgmental process augmented by relationship officer involvement above a certain loan size threshold.

•
In the first quarter of 2013, benchmark loss rates of 3.00% were applied to loans generated via recent preapproved and invitation to apply promotions in the direct consumer category until historical loss data has been accumulated. Also, a weighted adjustment factor of 6.03% was applied to the syndicated loan portfolio based on Moody’s proxy default rates to account for increased risk associated with recent entrance into this sector and risk exposure attributed to the size of individual credits.

•
In the second quarter of 2013, an adjustment factor of 0.50% was subtracted from the Pass-rated residential mortgage category in consideration of the continued disparity between actual calculated historical loss rates and the loss rates ranging from 2.38% to 2.72% recommended by our primary regulator in 2010.

•	In the third quarter of 2013, benchmark loss rates of 3.00% were applied to the student loans in the direct consumer category until historical loss data has been accumulated for this loan category.

In all future filings the Company will expand its disclosures to add a section titled “Application of Proxies.” This section will provide disclosures consistent with the following:

Our Allowance for Loan and Lease Losses methodology uses qualitative adjustments for economic/market conditions and Company-specific conditions. The economic/market conditions factor is applied on a regional/geographic basis. Two key indicators, unemployment and personal income comprise the economic/market adjustment factor.

Personal income is analyzed by comparing average quarter-to-quarter percentage change trends reported by the U.S. Bureau of Economic Analysis.  Specifically, the rolling four (4) quarter average percentage change in personal income is calculated and compared to a baseline historical factor, calculated as the average quarter-to-quarter percentage change over the prior ten years. The difference between the current average change and the historical average change is utilized as the personal income component of the economic/market adjustment factor.

The second component of the economic/market factor, unemployment, is derived by comparing the current quarter unemployment rate, reported by the U.S. Bureau of Labor Statistics, to its ten (10) year historical average.  A constant scaling factor is applied to the difference between the current rate and the historical average in order to smooth significant period-to-period fluctuations. The result is utilized as the unemployment component of the economic factor.  The personal income factor and unemployment factor are added together to determine each region’s total economic/market adjustment factor.

The general allowance also incorporates qualitative adjustment factors that capture company-specific conditions for which national/regional statistics are not available, or for which significant localized market specific events have not yet been captured within regional statistics or the Company's historical loss experience.

•
Please discuss the specific nature of the loss factors considered in developing the “unallocated” component of the reserve and quantify the amount allocated to each of the factors. Discuss why the environmental or qualitative factors used to determine the general component of the allowance for loan and leases do not capture these loss factors.

Response:

The Company maintains the unallocated portion of the Allowance as a reserve for potential global events that could indirectly adversely impact any of the principal components of the Hawaii economy and that cannot be captured in our methodology’s historical experience base. The Company considers several global economic risks and uncertainties in developing the unallocated component of the Allowance. The Company applies qualitative adjustments based on our assessment of these factors which are described in the draft disclosure below. We do not specifically quantify the amount allocated to each factor as we believe that the factors are interrelated and should be considered as a whole rather than individually.

The Company’s credit profile has trended toward a more normalized profile in recent years and as a result the percentage of the specific reserve component, or ASC 310 (formerly FAS 114), has reduced from 10.1%, or $19.5 million at year end 2010, to 0.4% or $300,000 at year end 2013. This normalized trend to greater reliance on general reserves, or ASC 450 (formerly FAS 5), has been paralleled by an increase in the unallocated component due to changes in factors which influence the unallocated and in consideration of the Company’s increasing reliance on general reserves.

The unallocated component of the Allowance was $6 million, $6 million, $4 million, and $2 million for the years ended December 31, 2013, 2012, 2011, and 2010, respectively. Expressed as a percentage of the Company’s outstanding loans and leases it was 0.23%, 0.27%, 0.19%, and 0.09% over the respective periods.

Beginning in the second quarter of 2014, the Company has adopted an enhancement to the procedures described above which will limit the unallocated component of the Allowance as a percentage of the then current ASC 450 component of the reserve, rounded upward to the nearest $500,000. This is derived by taking the historical average of the percentage of the unallocated component to the ASC 450 component over the maximum look back period prescribed in our methodology. For the second quarter of 2014, this percentage is 5.2%, which compares to 7.7%, 6.9%, 3.4%, and 1.2% for the years ended December 31, 2013, 2012, 2011, and 2010, respectively.

We will revise all future filings to provide disclosure consistent with the discussion below:

The Company may also maintain an unallocated Allowance amount to provide for other credit losses inherent in our loan and lease portfolio that may not have been contemplated in the credit loss factors. The unallocated reserve is a measure to address judgmental estimates that are inevitably imprecise and it reflects an adjustment to the Allowance that is not attributable to specific categories of the loan portfolio. The unallocated reserve is distinct from and not captured in the Company’s qualitative adjustments in the general component of the Allowance. As discussed in the “Application of Proxies” section, our qualitative adjustments in the general component of our Allowance capture regional changes in personal income and unemployment rates, as well as Company specific conditions. Therefore these qualitative adjustments only capture direct and specific risks to our portfolio, whereas the unallocated reserve is intended to capture broader national and global economic risks that could potentially have a ripple effect on our loan portfolio.

As of December 31, 2013, a $6.0 million unallocated estimate was based on the Company’s qualitative assessment of the potential impact of any individual or combination of the following conditions : 1) nascent but fleeting trends of progress by the monetary and fiscal policies to stimulate a sustained period of domestic economic recovery; 2) continued economic instability in Europe and other segments of the international economy; 3) volatile oil and commodity prices; 4) inconsistent domestic consumer sentiment; 5) uncertainty over sequestration, the debt ceiling, and other fiscal and monetary policy matter in light of the unsettled domestic political climate.

Although the Company does not have direct exposure to the economic and political crises impacting Europe and the Middle East, the ripple effect of continuous uncertainty surrounding ultimate resolution, along with quantifiable measures once achieved, may result in increased risk to the Company from the standpoint of consequences to its customer base and impacts on the Hawaii tourism market.

In the second quarter of 2014, the Company adopted an enhancement to the procedures described above which limits the unallocated component of the Allowance as a percentage of the then current general component of the Allowance, rounded upward to the nearest $500,000.  This is derived by taking the historical average of the percentage of the unallocated component to the general component over the maximum look back period prescribed in our methodology. The unallocated amount may be maintained at higher levels during times of economic stress conditions on a local or global basis.

Provision and Allowance for Loan and Lease Losses, page 50

2. Please refer to the response to comment 10 of our May 8, 2014 letter. Tell us and revise future filing to address the following:

•
Please explain why you believe a rolling four or eight quarter period is an appropriate time period to use in determining the related losses. Provide a discussion that enables a reader to understand why shorter loss experience periods do not appear to have captured the improvement in your credit quality factors over the periods presented such that you have continually reversed portions of the allowance into income over the last three fiscal years rather than recognizing a provision for loan losses.

Response:

The Company will revise future 10-K filings to provide disclosure consistent with the discussion below:

From 2010 through 2013, the Company utilized an eight and four quarter look-back for the purposes of determining cumulative net losses.  During this time the Company believed that the eight and four quarter look-back periods were appropriate given the prevailing credit quality and loss rate conditions.  The Company’s rapidly evolving loss experience necessitated the use of shorter loss analysis periods in order to ensure that loss rates would be adequately responsive to changes in loss experience.  During that period, the Company considered recent loss data to be more relevant to the period then under analysis. The look-back period was also consistent with commentary provided by our primary banking regulator following our 2010 Safety and Soundness Examination.

During 2012-2013, economic conditions stabilized, and improved credit quality trends have contributed to consistent reductions to the Allowance.  Given the diminishing loss rates, in the first quarter of 2014, the Company extended the look-back period to 17 quarters, with the intention of extending the look-back period each quarter thereafter to a total of 24 quarters or six years. The extension stipulates not incorporating data prior to 2010 due to anomalous loss activity during that time period. The Company also received guidance from our primary banking regulator in late 2013, supporting the use of extended look-back periods for the determination of loss factors.

•
Please provide a discussion of the external proxies that were used prior to the first quarter of 2014, including the source from which you obtained them, how you determined that they were reasonable and applicable to your portfolio and the segments of the loan categories to which they were applied.

Response:

The Company will revise future 10-K filings to provide disclosure consistent with the discussion below:

The Company applies external proxies for minimum loss rates in those loan categories with no associated loss experience during the prescribed look-back period, including Criticized credits. The Company believes the use of external proxies is a prudent approach versus using a zero loss factor for those loan categories that do not have loss experience in the look-back period.  The external proxies used are based on four select credit loss rates tracked by Moody's Investor Service.

The following table describes the Moody’s loss rate that is applied as a proxy to each loan category when no associated loss experience is registered in a subsector of the loan category over the relevant look-back period.

Loan Segment	Proxy- Moody’s Loss Rate
Commercial, Financial and Agricultural	Maximum of Last 5 Yrs’ Annual Corporate Bond Loss Rate
Construction	Cumulative 2-Yr U.S. CMBS Loss Rate
Commercial Mortgage	Cumulative 2-Yr U.S. CMBS Loss Rate
Residential Mortgage	Cumulative 2-Yr U.S. RMBS/HEL Loss Rate
Consumer	1-Yr U.S. ABS excl. HEL Loss Rate
Leases	Maximum of Last 5 Yrs’ Annual Corporate Bond Loss Rate

In those loan categories described in the table above, specific loss rate proxies are applied based on the equivalence of respective risk ratings between the proxy rate and the loan subsector.
Based on the conformity of risk characterizations, B-rated proxy rates are matched to Substandard loan segments (risk rating 6), Ba-rated proxy rates are matched to Special Mention loan segments (risk rating 5), and Aaa, Aa, A and Baa-rated proxy rates are matched to risk ratings Strong Quality, Above Average Quality, Average Quality, and Acceptable Quality, respectively (risk ratings 1, 2, 3 and 4).

For Pass rated loan segments with no associated loss experience during the respective prescribed look-back periods, the proxy loss rate is determined by weighting each proxy loss rate (ratings Aaa, Aa, A and Baa) by the loan balance in each equivalent risk rating (Strong, Above Average, Average, and Acceptable Quality, respectively).

In assessing the appropriateness of Moody’s proxy rates, the Company conducted a comprehensive review of other potential sources of proxy loss data, evaluated the qualitative and quantitative factors influencing the relevance and reliability of proxy data, and performed a correlation analysis to determine the co-dependency of historical loss ratios with Moody’s loss rates. The analysis compared historical loss ratios in each loan category to the associated Moody’s loss rates over the last ten (10) years (2003–2012).

An analysis of the correlation between historical loss ratios and Moody’s loss rates revealed that the two metrics demonstrated a directionally consistent loss relationship in nearly every rating group and exhibited average to strong correlation across all rating groups in almost every segment.  Given the results of the correlation analysis, the Company deemed application of these proxy loss rates as an enhancement to the model to be reasonable and supportable.

•	Please provide a discussion of why actual historical loss factors were not used prior to the first quarter of 2014.

Response:

The Company would like to clarify our response to comment 10 of the Staff’s May 8, 2014 letter. Our response on May 22, 2014 included the following paragraph:

“In the first quarter of 2014, management reevaluated its basic Allowance methodology and has incorporated a number of enhancements. The enhancements focus on emphasizing the Bank’s actual loss experience to generate provisions that are more reflective of current portfolio conditions and loss exposures and de-emphasizing the use of external proxies as the Bank experiences extended periods of normalized operations. This is accomplished by including additional historical loss data in the determination of loss rates and select qualitative adjustments, serving to establish a prudent, more transparent and consistently derived Allowance provision. The result of these enhancements was minimal impact to the Allowance with a net credit of $1.3 million in the first quarter of 2014.  We will revise future filings to provide disclosure consistent with the disclosure provided above, as applicable.”

Prior to 2014, our Allowance methodology utilized actual historical loss factors for loan categories that had losses during the look-back periods of four or eight quarters depending on the loan type. If there were no losses during the look-back period, we utilized external proxies as the loss factors. In the first quarter of 2014, we extended the look-back period to 17 quarters, with the intention of extending the look-back period each quarter thereafter to a total of 24 quarters or six years. No data prior to 2010 would be used due to anomalous loss activity during that time period. This allows us to capture more actual historical losses, and required less use of external proxies. In our revised methodology the losses during the six year look-back period will be weighted to place more emphasis on recent loss experience. The newest two years will be weighted at 40%, the middle two years will be weighted at 33%, and the oldest two years will be weighted at 27%.

Please refer to our response to the second bullet point under comment 6 below for details on our disclosures that we will include in future 10-K filings relating to the enhancement to our Allowance methodology made in the first quarter of 2014.

3. Please refer to the response to comment 11 of our May 8, 2014 letter. The response appears to repeat information that is disclosed in your Form 10-K and related documents. The purpose of the comment was to obtain disclosures that explains to a reader why the improvements noted in your disclosures and the response do not appear to have been captured in the methodology you use to determine the appropriateness of the allowance for loan and lease losses such that you continually reverse portions of the allowance into income. These reversals contributed approximately 19%, 40% and 111% to pre-tax income in 2013, 2012 and 2011, respectively. Please tell us and revise future filings to provide a more detailed discussion of the changes in your credit quality between periods since your methodology does not appear to capture the apparent improvement in credit quality in your loan portfolio, resulting in a net credit to the loan loss provision in each period presented for the last three fiscal years and an increase in the allowance for loan and lease losses as a percentage of non-accrual loans and nonperforming assets. Please also tell us why you believe your allowance for loan losses was directionally consistent considering noted asset quality improvements and why you believe your allowance for loan losses were appropriate for these periods.

Response:

Additional details are provided below to provide further explanation on the Staff’s comments and questions.

The directional consistency is not evident in the year-over-year trends when analyzing the Allowance as a percentage of nonperforming assets or as a percentage of nonaccrual loans because nonperforming assets and nonaccrual loans represent an increasingly smaller proportion of the Company’s overall loan portfolio. Therefore changes in the level of nonperforming assets or nonaccrual loans will not be matched by equivalent percentage changes in metrics that are based on the entire loan portfolio, like the Allowance.

As noted in our Form 10-K, the Allowance as a percentage of nonperforming assets increased from 107.10% at December 31, 2012 to 179.29% at December 31, 2013. Similarly, the Allowance as a percentage of nonaccrual loans, including loans held for sale, increased from 121.53% at December 31, 2012 to 201.55% at December 31, 2013.  However, at the end of 2013, nonperforming assets represented just 1.77% of the Company’s total loan portfolio.  Similarly, nonaccrual loans represented just 1.58% of the total loan portfolio.  The year-over-year increase in Allowance as a percentage of nonperforming assets and nonaccrual loans occurred as a result of the latter two metrics decreasing significantly from 2012 to 2013.  Nonperforming assets fell from $90.0 million at December 31, 2012 to $46.8 million at December 31, 2013, a 48.1% year-over-year decline.  Similarly, nonaccrual loans fell from $79.3 million at December 31, 2012 to $41.6 million at December 31, 2013, a 47.6% year-over-year decline.  However, because the Allowance is an allowance on the Company’s total loan portfolio, the sharp declines in nonperforming assets and nonaccrual loans, which are a small fraction of the total loan portfolio, will not be matched by equivalent changes in the Allowance.

The Company will expand future 10-K filings to include disclosures consistent with the following:

The reserve coverage ratio of the Allowance to total loans and leases was 3.2%, 4.4% and 5.9% at December 31, 2013, 2012 and 2011, respectively. The amount of the Allowance was $83.8 million, $96.4 million, and $122.1 million at the same respective dates.

This trend was consistent with the improving credit quality as represented by non-performing assets of $46.8 million, $90.0 million, and $195.6 million at December 31, 2013, 2012, and 2011, respectively.  Net charge-offs for the years ended December 31, 2013, 2012, and 2011 were $1.28 million, $6.79 million, and $30.07 million, respectively.

The general component of the Allowance is applicable to performing loans and leases and comprised 92.4%, 90.7%, and 96.1% of the total Allowance at December 31, 2013, 2012, and 2011, respectively. The amounts of the general reserves were $77.5 million, $87.4 million, and $117.3 million at December 31, 2013, 2012, and 2011, respectively.

The specific component of the Allowance evaluates for impairment and provisions for those loans that meet one or more of the following characteristics: classified as substandard, doubtful or loss, nonaccrual loans, troubled debt restructures, or any loans deemed prudent by management to analyze.  The specific reserves comprised 0.4%, 3.1%, and 0.6% of the total Allowance at December 31, 2013, 2012, and 2011, respectively. The amounts of the specific reserves were $0.3 million, $3.0 million, and $0.8 million at December 31, 2013, 2012, and 2011 respectively.

4. See our comments above on providing the loss factors used in each loan segment in each loan category for each period presented and provide us a schedule that compares each of those factors to the actual losses in each of the segments.

Response:

The following schedule compares year-end loss factors for each loan category and general region to the annual net charge-off rate in each of those categories over the following year.  It should be noted, as described in the response to question 1, for the purpose of determining the general allowance, loss factors are derived from cumulative charge-offs less cumulative associated recoveries over the applicable four or eight quarter look-back period.  Thus, the year-end loss factors and annual net charge-off rates are not directly comparable.

Year-End Loss Factor and Annual Net Charge-Offs (NCOs) by Detailed Segment*

	Q4 2012 Loss Factor	2013 Actual Annual Loss Rate	Q4 2011 Loss Factor	2012 Actual Annual Loss Rate	Q4 2010 Loss Factor	2011 Actual Annual Loss Rate
Hawaii
Commercial, financial and agricultural	1.8%	0.5%	2.5%	1.1%	5.5%	0.3%
Real estate:
Construction
- residential	7.6	-2.6	34.9	(9.5)	33.1	3.5
- commercial	22.3	-	36.0	(1.6)	28.4	17.3
Mortgage:
- residential	0.6	-	1.9	0.1	2.2	0.4
- commercial	0.2	-	2.8	0.2	2.5	(0.1)
Consumer	1.0	0.5	1.6	0.4	2.3	0.9
Leases	0.2	(4.4)	-	0.2	(0.1)	-

Mainland
Commercial, financial and agricultural	-	-	-	-	8.9	-
Real estate:
Construction	28.6	(11.2)	33.7	12.8	48.8	13.1
Mortgage - Commercial	0.6	1.5	9.8	0.1	16.6	0.4

The loss factors in certain categories are significantly higher than the actual loss rates due to the look-back periods utilized in the Allowance methodology. The impact of prior period charge-offs in calculating loss factors within the Allowance methodology may produce loss factors that are disparate from current period actual loss rates.  The Company believes that over time and by maintaining credit quality consistent with that of more recent periods, this disparity will diminish.

The Company will not include this table in future filings, but will expand our disclosures and discussion around the loss factors used in the Allowance as noted in the other items in this response letter.

5. You stated in your response to our comments that a rolling four or eight quarter period is an appropriate time period to use in determining the related losses. Since your average charge-offs for real estate mortgage residential have been $1.37 million over the last two years please tell us why an ALLL of $28.4 million or almost 21 times the average charge-offs over the last two years is appropriate for your residential real estate loans at December 31, 2013. In your response, please also address why an ALLL of almost 21 times the average charge-offs is appropriate for your residential real estate loans in light of your disclosure on page 32 that market conditions improved in Hawaii in 2013.

Response:

The Allowance for the residential real estate portfolio is based on the greater of: 1) the calculated loss rate, plus qualitative adjustments for Economic/Market Conditions; or 2) the reserve factor provided by our primary banking regulator in 2010 (2.38% for owner-occupied and 2.72% for investor/ third home), plus qualitative adjustments for Economic/Market Conditions.

To support the appropriateness of the Allowance for the residential real estate portfolio as of December 31, 2013 we performed additional analysis to support the use of the 2010 FDIC recommended loss factors of 2.38% for owner-occupied and 2.72% for investor.  The Company’s analysis showed the net charge-offs in the 2006-2009 vintage had a loss ratio of 3.34% and the net charge-offs in the 2006-2013 vintage had a loss ratio of 1.67%.  Because the vintage loss ratio range of 1.67% to 3.34% is reasonably in-line with the FDIC recommended loss factors, the Company considers use of the FDIC recommended loss factors was appropriate at the time.

The Company however does believe a methodology enhancement is warranted in 2014, and will revise future 10-K filings to include additional disclosures consistent with below.

During 2011 through 2013 in consideration of the elevated delinquency ratios and heightened risk profile of the legacy residential mortgage portfolio, we applied qualitative adjustments to pass rated senior lien residential mortgage portfolio loans to arrive at adjusted loan loss factors equal to the greater of: 1) the calculated loss rate, plus qualitative adjustments for Economic/Market Conditions; or 2) the reserve factor recommended by our primary banking regulator (2.38% for owner-occupied and 2.72% for investor/third home), plus qualitative adjustments for Economic/Market Conditions.

In 2014 we implemented a methodology enhancement for the residential real estate portfolio to replace the FDIC recommended loss factors with loss rates derived from our own loss experience.  We believe this change was warranted as there has been marked improvement in the credit quality of the residential mortgage portfolio as well as significant improvement in the quality of portfolio risk monitoring information.  The Company believes that the prior methodology should be updated to better reflect current portfolio conditions, which was concurred by our regulators during the 2013 Safety and Soundness Examination.

Financial Statements and Supplementary Data, beginning on page 66

6. Please refer to the response to comment 13 of our May 8, 2014 letter. Please tell us and revise future filings to address the following:

•
Please discuss why third-party market data was determined to be more indicative of the appropriate loss factors to use in many segments of the loan portfolio, identifying those segments, than your actual loss experience, particularly given that using the data resulted in a credit to the provision for loan and lease losses in the fourth quarter of 2013.

Response:

We agree that our actual loss experience is more indicative of future losses, and is more appropriate for use as a loss factor in our Allowance. We would like to clarify that in our methodology third party market data is only used in subsectors that experienced no loss history in the applicable look-back period. The Company believes that market loss rates represent a more prudent expectation of future losses compared to a loss factor of zero for those subsectors that have no loss history.  The use of market loss rates as a proxy for those subsectors with no loss history results in an allowance that is greater than it otherwise would be if loss factors of zero were utilized in the determination of subsector reserves.

As of December 31, 2013, the following subsectors contained no loss history in the applicable look-back period and relied on third-party proxy market data in the determination of the general allowance reserve:

Hawaii Portfolio
Construction – Commercial
• All HI, Pass
• All HI, Special Mention
Construction – Residential
• All HI, Pass
Commercial Mortgage
• Oahu, Special Mention
• Other HI, Pass
• Other HI, Special Mention
• Other HI, Substandard
Commercial, Financial and Agricultural
• Oahu, Special Mention
• Other HI, Substandard
Commercial, Financial and Agricultural (Unsecured)
• All HI, Pass
• All HI, Special Mention
Leases
• All HI, Pass
Residential Mortgage – Owner Occupied
• Maui, Special Mention
• Oahu, Special Mention
• Kauai, Substandard

U.S. Mainland Portfolio
Construction – Commercial
• All U.S. Mainland, Pass
Commercial Mortgage
• Los Angeles CA, Pass
• Riverside CA, Pass
• Sacramento CA, Pass
• San Diego CA, Pass
• Washington/Oregon, Pass
• Other U.S. Mainland, Pass
Commercial, Financial and Agricultural
• Other U.S. Mainland, Pass
• Other U.S. Mainland, Special Mention

In future filings, the Company will include additional disclosures on the third party market data used as shown in comment 2, bullet 2 in this response letter.

•
Please explain in greater detail why using a look back period of six years is appropriate given that you state elsewhere in the response letter that current date is more relevant in predicting probable loss.

Response:

During 2010 through 2013 the use of a four or eight quarter look-back period was appropriate due to unstable economic conditions and high loss rate volatility which called for an Allowance methodology that was responsive to shifts in loss experience. Additionally this shorter look-back period was consistent with commentary provided by our primary regulator following the 2010 Safety and Soundness Examination.

In the first quarter of 2014, the look-back period was extended to 17 quarters, with the intention of extending the look-back period each quarter thereafter to a total of 24 quarters or six years. No data prior to 2010 would be used, to better reflect the improvement in economic conditions. (Note: The enhanced methodology excludes data from before 2010 because the Company has reason to believe that anomalous charge-off activity may cause pre-2010 internal loss data to be an inappropriate representation of future loss experience.) In future 10-K filings we will include a disclosure consistent with below to provide a description of rationale for the change in methodology.

In the first quarter of 2014 the look-back period was extended to 17 quarters, with the intention of extending the look-back period each quarter thereafter to a total of 24 quarters or six years to incorporate broader loss experience through a more complete economic cycle and reduce the Company’s reliance on proxy loss rates by capturing more of the Company’s own historical loss experience in this extended look-back period. The enhanced methodology does not incorporate data from before 2010 because the Company has reason to believe that anomalous charge-off activity may cause pre-2010 internal loss data to be an inappropriate representation of future loss experience. We believe that this longer look-back period is appropriate in light of the Company’s limited loss experience throughout the recent economic recovery and stabilization. Additionally, as economic conditions have stabilized over 2012 through 2013, decreasing loss rate volatility has diminished the need for shorter loss analysis periods that are more responsive to shifts in loss experience. In our revised methodology the losses during the six year look-back period will be weighted to place more emphasis on recent loss experience. The newest two years will be weighted at 40%, the middle two years will be weighted at 33%, and the oldest two years will be weighted at 27%.

Also in late 2013, the Company received guidance from its primary banking regulator supporting the use of extended loss analysis periods. The Supervisory Examiner recommended a periodic reassessment of the look-back period and suggested that a look-back period beyond eight quarters may be more reasonable given the then current economic conditions and portfolio performance.

* * * * *

If you have any questions regarding this letter or should need any additional information, please contact the undersigned at 808.544.6881.

Sincerely yours,

/s/ Denis Isono
Chief Financial Officer